UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RESOLUTE ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

76116A306
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[     ]           Rule 13d-1(c)

[     ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G
CUSIP No. : 76116A306	Page 2 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	538,399
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	538,399
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,399
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 76116A306	Page 3 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	538,399
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	538,399
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,399
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 76116A306	Page 4 of 10 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	538,399
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	538,399
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,399
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person: IN, HC

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Resolute Energy Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1700 Lincoln Street, Suite 2800, Denver, CO 80203

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii)	Anchorage Advisors Management, L.L.C. (“Management”);
iii)	Kevin M. Ulrich (“Mr. Ulrich”).

This statement relates to Shares (as defined herein) held for the accounts of Anchorage Illiquid Opportunities V, L.P. (“AIO V”) and AIO V AIV 2 Holdings, L.P. (“AIV 2”).  Capital Group is the investment manager to each of AIO V and AIV 2.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management..

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company; and
iii)	Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

76116A306

Page 6 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 30, 2017, each of Capital Group, Management and Mr. Ulrich may be deemed the beneficial owner of approximately 538,399 Shares.  This amount includes (1) approximately 260,565 Shares obtainable upon conversion of 7,695 shares of the Issuer’s 8.125% Series B Cumulative Perpetual Convertible Preferred Stock (“Convertible Preferred Stock”) held for the account of AIO V and (2) approximately 277,834 Shares obtainable upon conversion of 8,205 shares of Convertible Preferred Stock held for the account of AIV 2.

Item 4(b)	Percent of Class:

As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.4% of Shares outstanding.  (This percentage is based on a total of 22,468,620 Shares outstanding, which is the sum of (1) 22,503,907 Shares outstanding on October 31, 2017, as reported in the Issuer’s Form 10-Q filed on November 6, 2017, and (2) approximately 538,399 Shares issuable to the Reporting Persons upon conversion of 15,900 shares of the Convertible Preferred Stock, which have been added to the number of Shares outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Act.)

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	538,399
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	538,399

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of  the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

/s/ Kevin M. Ulrich
Kevin M. Ulrich
Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

/s/ Kevin M. Ulrich
Kevin M. Ulrich
Senior Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2018

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Resolute Energy Corporation  dated as of February 14, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

/s/ Kevin M. Ulrich
Kevin M. Ulrich
Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

/s/ Kevin M. Ulrich
Kevin M. Ulrich
Senior Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2018